UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     -------


                           GENEVA STEEL HOLDINGS CORP.
                           ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    372257105
                                    ---------
                                 (CUSIP Number)


                                JANUARY 11, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 372257105                Schedule 13G                    Page  2 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 The Varde Fund, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           93,812
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      93,812
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  93,812
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         1.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                PN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  3 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 The Varde Fund IV-A, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           192,341
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      192,341
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  192,341
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         2.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                PN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  4 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 The Varde Select Fund, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           70,323
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      70,323
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  70,323
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         1.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                PN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  5 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 The Varde Fund (Cayman), Ltd.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           115,309
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      115,309
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  115,309
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                OO

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  6 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 Varde Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           356,476
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      356,476
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  356,476
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         4.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                PN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  7 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person                 Varde Partners, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           356,476
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      356,476
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  356,476
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         4.8%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                CO

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  8 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Varde International Management, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           115,309
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      115,309
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  115,309
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                CO

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page  9 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            George G. Hicks
         S.S. or I.R.S. Identifica-          (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     United States

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         471,785
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    471,785
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  471,785
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         6.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                IN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page 10 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Gregory S. McMillan
         S.S. or I.R.S. Identifica-          (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     United States

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         471,785
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    471,785
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  471,785
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         6.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                IN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page 11 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person            Marcia L. Page
         S.S. or I.R.S. Identifica-          (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     United States

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           0
Beneficially      (6)      Shared Voting Power         471,785
Owned by Each     (7)      Sole Dispositive Power      0
Reporting Person  (8)      Shared Dispositive Power    471,785
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  471,785
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                 -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9         6.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                IN

--------------------------------------------------------------------------------

CUSIP NO. 372257105                Schedule 13G                    Page 12 of 19
          ---------

Item 1.  (a)      NAME OF ISSUER

                  Geneva Steel Holdings Corp. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  10 South Geneva Road
                  Vineyard, Utah 84058

Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) The Varde Fund, L.P., a Delaware limited partnership (the "Partnership");

                  (ii) The Varde Fund IV-A, L.P., a Delaware limited partnership ("Partnership IV");

                  (iii) The Varde Select Fund, L.P., a Delaware limited partnership (the "Select Fund");

                  (iv) The Varde Fund (Cayman), Ltd., a Cayman Islands limited corporation (the "Cayman Fund");

                  (v) Varde Partners, L.P., a Delaware limited partnership (the "General Partner" and general partner of the Partnership, Partnership IV and the Select Fund);

                  (vi) Varde Partners, Inc., a Delaware corporation ("Varde GP" and general partner of the General Partner);

                  (vii) Varde International Management, Inc., a Delaware corporation ("Varde International" and manager of the Cayman Fund);

                  (viii) Mr. George G. Hicks ("Mr. Hicks" and director, Vice President and stockholder of Varde GP and Varde International);

                  (ix) Gregory S. McMillan ("Mr. McMillan" and director, Vice President and stockholder of Varde GP and Varde International); and

                  (x) Marcia L. Page ("Ms. Page" and director, Vice President and stockholder of Varde GP and Varde International).

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of (i) the Partnership, (ii) Partnership IV, (iii) the Select Fund, (iv) the General Partner, (v) Varde GP, (vi) Varde International, (vii) Mr. Hicks, (viii) Mr. McMillan and (ix) Ms. Page is 3600 West 80th Street, Suite 425, Minneapolis, Minnesota 55431.

                  The address of the principal business offices of the Cayman Fund is 2nd Floor Harbour Centre, P.O. Box 896, George Town, BWI.

CUSIP NO. 372257105                Schedule 13G                    Page 13 of 19
          ---------


         (c)      CITIZENSHIP

                  Partnership-- a Delaware limited partnership
                  Partnership IV-- a Delaware limited partnership Select Fund-- a Delaware limited partnership Cayman Fund-- a Cayman Islands limited corporation General Partner-- a Delaware limited partnership Varde GP-- a Delaware corporation
                  Varde International-- A Delaware corporation
                  Mr. Hicks-- United States
                  Mr. McMillan-- United States
                  Ms. Page-- United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  372257105

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           The Partnership may be deemed to beneficially own
                  93,812 shares of Common Stock. Partnership IV may be deemed to beneficially own 192,341 shares of Common Stock. The Select Fund may be deemed to beneficially own 70,323 shares of Common Stock. The Cayman Fund may be deemed to beneficially own 115,309 shares of Common Stock.

                           The General Partner and Varde GP may each be deemed
                  to beneficially own 356,476 shares of Common Stock as a result of their voting and dispositive power over: (i) the 93,812 Shares held by the Partnership; (ii) The 192,341 Shares held by Partnership IV; and (iii) the 70,323 Shares held by the Select Fund.

                           Varde International may be deemed to beneficially own
                  115,309 shares of Common Stock as a result of its voting and dispositive power over the 115,309 Shares held by the Cayman Fund.

                           Messrs. Hicks and McMillan and Ms. Page may each be
                  deemed to beneficially own 471,785 shares of Common Stock by virtue of their ultimate voting and dispositive power over:
                  (i) the 93,812 Shares held by the Partnership; (ii) the 192,341 Shares held by Partnership IV; (iii) the

CUSIP NO. 372257105                Schedule 13G                    Page 14 of 19
          ---------


                  70,323 Shares held by the Select Fund; and (iv) the 115,309 Shares held by the Cayman Fund.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 7,424,618 shares of Common Stock outstanding (as reported in the Company's most recent filing with the Securities and Exchange Commission), (i) the Partnership may be deemed to own approximately 1.3% of the outstanding Common Stock, (ii) Partnership IV may be deemed to own approximately 2.6% of the outstanding Common Stock, (iii) the Select Fund may be deemed to own approximately 1% of the outstanding Common Stock, (iv) the Cayman Fund may be deemed to own approximately 1.6% of the outstanding Common Stock, (v) the General Partner may be deemed to own approximately 4.8% of the outstanding Common Stock, (vi) Varde GP may be deemed to own approximately 4.8% of the outstanding Common Stock, (vii) Varde International may be deemed to own approximately 1.6% of the outstanding Common Stock, (viii) Mr. Hicks may be deemed to own approximately 6.4% of the outstanding Common Stock,
                  (ix) Mr. McMillan may be deemed to own 6.4% of the outstanding Common Stock and (x) Ms. Page may be deemed to own approximately 6.4% of the outstanding common stock.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i) The Partnership may be deemed to have sole power
                  to direct the voting and disposition of the 93,812 Shares it beneficially owns. Partnership IV may be deemed to have sole power to direct the voting and disposition of the 192,341 Shares it beneficially owns. The Select Fund may be deemed to have sole power to direct the voting and disposition of the 70,323 Shares it beneficially owns. The Cayman Fund may be deemed to have sole power to direct the voting and disposition of the 115,309 Shares it beneficially owns. The General Partner may be deemed to have sole power to direct the voting and disposition of the 356,476 Shares it may be deemed to beneficially own by virtue of the relationships described in
                  Item 2. Varde GP may be deemed to have sole power to direct the voting and disposition of the 356,476 Shares it may be deemed to beneficially own by virtue of the relationships described in Item 2. Varde International may be deemed to have sole power to direct the voting and disposition of the 115,309 Shares it may be deemed to beneficially own by virtue of the relationships described in Item 2.

                           (ii) By virtue of the relationships between and among
                  the Reporting Persons as described in Item 2, each of Messrs. Hicks and McMillan and Ms. Page, may be deemed to share the power to direct the voting and disposition of 471,785 Shares.

CUSIP NO. 372257105                Schedule 13G                    Page 15 of 19
          ---------


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The limited partners and the general partner of the Partnership, the Partnership IV and the Select Fund and the shareholders and managers of the Cayman Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Partnership, the Partnership IV, the Select Fund and the Cayman Fund in accordance with their ownership interests in such entities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 372257105                Schedule 13G                    Page 16 of 19
          ---------

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 25, 2001

                              THE VARDE FUND, L.P.


                              By:  Varde Partners, L.P.,
                                   its general partner


                              By:  Varde Partners, Inc.,
                                   its general partner


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President


                              THE VARDE FUND, IV-A, L.P.


                              By:  Varde Partners, L.P.,
                                   its general partner


                              By:  Varde Partners, Inc.,
                                   its general partner


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President

CUSIP NO. 372257105                Schedule 13G                    Page 17 of 19
          ---------


                              THE VARDE SELECT FUND, L.P.


                              By:  Varde Partners, L.P.,
                                   its general partner


                              By:  Varde Partners, Inc.,
                                   its general partner


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President


                              VARDE PARTNERS, L.P.


                              By:  Varde Partners, Inc.,
                                   its general partner


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President


                              VARDE PARTNERS, INC.


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President


                              VARDE FUND (CAYMAN), LTD.


                              By:  Varde International Management, Inc.,
                                   its manager


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President

CUSIP NO. 372257105                Schedule 13G                    Page 18 of 19
          ---------


                              VARDE INTERNATIONAL MANAGEMENT, INC.


                              By:  /s/  George G. Hicks
                                   --------------------------------------------
                                   Name:    George G. Hicks
                                   Title:   Vice President


                                   /s/  George G. Hicks
                                   --------------------------------------------
                                   George G. Hicks


                                   /s/  Gregory S. McMillan
                                   --------------------------------------------
                                   Gregory S. McMillan


                                   /s/  Marcia L. Page
                                   --------------------------------------------
                                   Marcia L. Page

CUSIP NO. 372257105                Schedule 13G                    Page 19 of 19
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2         Identity of members of group filing this schedule.